File No. 812-13980

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FIRST AMENDED AND RESTATED APPLICATION FOR AN ORDER PURSUANT TO

SECTION 57(i) OF THE INVESTMENT COMPANY ACT OF 1940 AND RULE 17d-1

UNDER THE ACT TO PERMIT CERTAIN JOINT TRANSACTIONS OTHERWISE

PROHIBITED BY SECTION 57(a)(4) OF THE ACT AND UNDER SECTION 17(d) OF THE

ACT AND RULE 17d-l UNDER THE ACT

TPG Specialty Lending, Inc., TSL Advisers, LLC, TPG Opportunities Partners II (A) L.P., TPG Opportunities Partners II (B) L.P., TPG Partners VI, L.P., TPG Opportunities Advisers, LLC, TPG Capital Advisors, LLC

301 Commerce Street, Suite 3300

Fort Worth, Texas 76102

(817) 871-4000

All Communications, Notices and Orders to:

Ronald Cami

TPG Capital Advisors, LLC

301 Commerce Street, Suite 3300

Fort Worth, Texas 76102

(817) 871-4000

Copies to:

Steven B. Boehm, Esq. Sutherland Asbill & Brennan LLP 700 6th Street, N.W. Washington, D.C. 20001 (202) 383-0100	Michael A. Gerstenzang, Esq. Cleary Gottlieb Steen & Hamilton LLP One Liberty Plaza New York, New York 10006 (212) 225-2000

April 22, 2013

UNITED STATES OF AMERICA

Before the

SECURITIES AND EXCHANGE COMMISSION

In the Matter of:

TPG Specialty Lending, Inc., TSL Advisers, LLC, TPG Opportunities Partners II (A) L.P., TPG Opportunities Partners II (B) L.P., TPG Partners VI, L.P., TPG Opportunities Advisers, LLC, TPG Capital Advisors, LLC

301 Commerce Street, Suite 3300

Fort Worth, Texas 76102

File No. 812-13980

Investment Company Act of 1940

) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) )

FIRST AMENDED AND RESTATED APPLICATION FOR AN ORDER PURSUANT TO SECTION 57(i) OF THE INVESTMENT COMPANY ACT OF 1940 AND RULE 17d-1 UNDER THE ACT TO PERMIT CERTAIN JOINT TRANSACTIONS OTHERWISE PROHIBITED BY SECTION 57(a)(4) OF THE ACT AND UNDER SECTION 17(d) OF THE ACT AND RULE 17d-l UNDER THE ACT.

The following entities hereby request an order (the “Order”) of the U.S. Securities and Exchange Commission (the “Commission”) pursuant to Section 57(i) of the Investment Company Act of 1940, as amended (the “1940 Act”),1 and Rule 17d-1 thereunder,2 authorizing certain joint transactions that otherwise may be prohibited by Section 57(a)(4):

•	TPG Specialty Lending, Inc. (the “Company”)[3],

•	TSL Advisers, LLC, the Company’s investment adviser (the “Adviser”),

[1]	Unless otherwise indicated, all section references herein are to the provisions of the 1940 Act.
[2]	Unless otherwise indicated, all rule references herein are to rules promulgated under the 1940 Act.
[3]	References to the Company include all wholly-owned subsidiaries of the Company whose financial information is consolidated with that of the Company for generally accepted accounting principles (GAAP) purposes, and which were formed in furtherance of the basic business or operations of the Company (including, for example, to segregate collateral for financing purposes and to hold a lender’s license).

•	TPG Opportunities Partners II (A) L.P. and TPG Opportunities Partners II (B) L.P. (collectively, and as further described herein “TOP II”),

•	TPG Partners VI, L.P. (as further described herein, “TPG VI”),

•	TPG Opportunities Advisers, LLC, an affiliate of the Adviser that provides investment advisory services to TOP II through one of its subsidiaries (“TOP Advisers”);

•

TPG Capital Advisors, LLC, an affiliate of the Adviser that provides investment advisory services to TPG VI and certain affiliates through its subsidiaries (“TPG Capital Advisors,” and together with TOP Advisers and any existing or future entities controlling, controlled by, or under common control with TPG Capital or TOP Advisers that have been established primarily to provide investment advisory services to pooled investment funds, the “Affiliated Advisers”).[4]

The Company, the Adviser, TOP II, TPG VI, TOP Advisers, and TPG Capital Advisors are collectively referred to herein as the “Applicants.”

The relief requested in this application (the “Application”) would allow the Company, on the one hand, and TOP II, TPG VI and/or any other existing or future entities5 that are sponsored by, or receive investment management services from, any Affiliated Adviser (such entities together with TOP II and TPG VI, the “Affiliated Funds”), on the other hand, to co-invest in the same issuers of securities (“portfolio companies”) through a proposed co-investment program (the “Co-Investment Program”) where such participation would otherwise be prohibited by Section 57(a)(4). For purposes of this Application, “Co-Investment Transaction” means any transaction in an Origination Opportunity (as defined below) in which the Company participated together with one or more Affiliated Funds in reliance on the Order. “Potential Co-Investment Transaction” means any investment opportunity in an Origination Opportunity in which the Company could not participate together with an Affiliated Fund without obtaining and relying on the Order.

All existing entities that currently intend to rely on the Order have been named as Applicants or are included as Investment Vehicles (as defined below). Any other existing or future Affiliated Funds and Affiliated Advisers that rely on the Order in the future will comply with its terms and conditions.

[4]	Affiliated Advisers are generally organized as Delaware limited liability companies or limited partnerships and either are, or will be, registered as investment advisers under the Investment Advisers Act of 1940, as amended (the “Advisers Act”).
[5]	Any such entities will be exempt from registration, for example, as provided by Section 3(c)(1) or 3(c)(7), and will have an investment objective and strategies similar to those of the Company, TPG VI or TOP II.

I.	GENERAL DESCRIPTION OF THE APPLICANTS

A.	The Company

The Company was organized as a Delaware corporation on July 21, 2010 for the purpose of operating as an externally-managed specialty finance investment company. The Company elected to be regulated as a business development company (a “BDC”) under the 1940 Act by filing a notice with the Commission on Form N-54A on April 15, 2011.6 In connection with that election, the Company registered its shares under the Securities Exchange Act of 1934, as amended (the “1934 Act”), and is thus subject to the periodic reporting requirements of the 1934 Act.7

Until it conducts its initial public offering, the Company will raise capital through private offerings in reliance on the exemption from the registration requirements under the Securities Act of 1933, as amended (the “1933 Act”), set forth under Section 4(2) thereof. The Company has entered into subscription agreements with several investors providing for the private placement of shares of the Company’s common stock. Under the terms of the subscription agreements, investors commit to invest a specified amount of capital from which they are required to fund drawdowns to purchase shares of the Company’s common stock up to the amount of their respective capital commitments on an as-needed basis, with a minimum of 10 business days’ prior notice. As of March 14, 2013, the Company had 510,021 shares of common stock outstanding and had capital commitments totaling $1.5 billion.

The Company’s investment objective is to generate current income and capital appreciation through direct investments in senior secured loans, mezzanine loans and, to a lesser extent, equity securities, of U.S. domiciled, middle-market issuers. “Middle-market issuers” refers to companies that have annual earnings before interest, income taxes, depreciation and amortization (EBITDA), which the Company believes is a useful proxy for cash flow, of $10 million to $250 million. Its business model is focused primarily on the direct origination of loans, which generate returns through a combination of contractual interest payments on debt investments, equity appreciation (through options, warrants, conversion rights or direct equity investments) and origination and similar fees.

The Company’s business and affairs are managed under the direction of a board of directors (the “Board”). The Board currently consists of five members, three of whom are not “interested persons” of the Company within the meaning of Section 2(a)(19) (the “Independent Directors”).

[6]	Section 2(a)(48) generally defines a BDC to be any closed-end investment company that operates for the purpose of making investments in securities described in Sections 55(a)(1) through 55(a)(3) and makes available significant managerial assistance with respect to the issuers of such securities.
[7]	Since the Company did not conduct a public offering of its shares in connection with its BDC election, the Company registered its shares under the 1934 Act on Form 10. The Company initially filed its Form 10 on January 14, 2011, and filed amendments on March 14 and 15, 2011.

B.	The Adviser

The Adviser is organized as a Delaware limited liability company and is registered with the Commission as an investment adviser pursuant to Section 203 of the Advisers Act. Subject to the overall supervision of the Board, the Adviser manages the day-to-day operations of, and provides investment advisory and management services to, the Company, pursuant to the investment advisory and management agreement (the “Investment Advisory Agreement”) by and between the Adviser and the Company. Because they are under common control, the Adviser and the Affiliated Advisers are affiliates.

C.	TPG Funds

1.	TOP II

TOP II is a series of private investment funds formed primarily to generate attractive long-term compounded returns through the purchase or origination of special situations and distressed investments across the credit cycle. TOP II includes TPG Opportunities Partners II (A) L.P. and TPG Opportunities II (B), L.P., each a Delaware limited partnership that invests side-by-side in each portfolio investment. TOP II raised capital through private placements of its limited partnership interests. The investors in TOP II are primarily “qualified purchasers,” as defined in the 1940 Act, including, among others, high net worth individuals, banks, thrift institutions, pension and profit sharing plans, trusts, estates, charitable organizations, corporations, limited partnerships and limited companies. TOP II is controlled by TPG Opportunities GenPar, L.P., its general partner, and TOP Advisers provides investment advisory services to TOP II through one of its subsidiaries. TOP II relies on the exception from the definition of “investment company” under the 1940 Act provided in Section 3(c)(1) or 3(c)(7).

2.	TPG VI

TPG VI is a Delaware limited partnership that was formed in 2008 primarily to make significant investments in the equity or debt of operating companies through acquisitions and restructurings. The investors in TPG VI are “qualified purchasers,” as defined in the 1940 Act, and include, among others, high net worth individuals, banks, thrift institutions, pension and profit sharing plans, trusts, estates, charitable organizations, corporations, limited partnerships and limited companies. TPG VI is controlled by TPG GenPar VI, L.P., its general partner, and TPG Capital Advisors provides investment advisory services to TPG VI through one of its subsidiaries. TPG VI relies on the exception from the definition of “investment company” under the 1940 Act provided in Section 3(c)(7).

3.	Investment Vehicles of the TPG Funds

In order to facilitate investments by certain investors, TOP II, TPG VI and each other Affiliated Fund may make investments through or alongside a variety of investment vehicles, including any combination of the following:

•

Alternative investment vehicles may be formed to address, for example, specific tax, legal, business, accounting or regulatory-related matters that may arise in connection with a transaction or transactions. To address these situations, an Affiliated Fund’s general partner has the authority to cause some or all of the investors in such Affiliated Fund to make their capital contributions to an alternative investment vehicle, which will hold their interests in the relevant investment.

•

Each Affiliated Fund may invest alongside one or more separate parallel investment entities (either in all transactions entered into by such Affiliated Fund or in a limited subset of such investments), which may include, but are not limited to, (a) parallel investment entities formed to facilitate investments by certain foreign or tax-exempt persons or business associates and other “friends and family” of the Affiliated Advisors or their respective personnel and (b) managed pools or accounts or similar vehicles that follow investment programs substantially similar to, or with strategies adjacent to, the investment strategy of the Affiliated Fund.

•

Each Affiliated Fund may also invest alongside co-investment vehicles that have been formed to invest side-by-side with one or more Affiliated Funds in a particular transaction. The investors in such co-investment vehicles may include individuals and entities that are also investors in one or more Affiliated Funds and/or individuals and entities that are not investors in any Affiliated Fund.

•	Affiliated Funds may hold investments indirectly through one or more subsidiary holding entities.

Throughout this Application, references to TOP II, TPG VI and each other Affiliated Fund includes each of their respective existing and future alternative investment vehicles, parallel investment entities, co-investment vehicles and subsidiary holding entities (each, an “Investment Vehicle”). In that regard, an Order granting the relief requested by this Application would also allow the Company to co-invest with one or more Investment Vehicles of any Affiliated Fund to the same extent that such relief is obtained in respect of such Affiliated Fund (but provided that the conditions for granting the requested relief set forth in Section G hereof have otherwise been satisfied and the Investment Vehicles have agreed to comply with any other terms and conditions of the Order).

D.	Investment Advisers

1.	TOP Advisers

TOP Advisers is organized as a Delaware limited liability company and is registered with the Commission as an investment adviser pursuant to Section 203 of the Advisers Act. TOP Advisers provides investment advisory services related to special situations and distressed investments, and may from time to time offer advice on investment strategies in a variety of instruments, including bonds, equities and other securities (including asset-backed and other structured securities), loans (including bank loans), receivables, assets, claims, derivatives (including those that derive their value from the foregoing), all from a broad range of issuers and counterparties in a broad range of markets. TOP Advisers provides investment advisory services to each of the TOP II funds through one of its subsidiaries, pursuant to an investment advisory agreement. TOP Advisers also provides or will provide investment advisory services to a number of pooled investment vehicles that are not registered under the Investment Company Act and whose securities are not registered under the 1933 Act.

2.	TPG Capital Advisors[8]

TPG Capital Advisors is organized as a Delaware limited liability company and is registered with the Commission as an investment adviser pursuant to Section 203 of the Advisers Act. TPG Capital Advisors primarily provides investment advisory services related to private equity investments in various industries, including leveraged acquisitions and recapitalizations, turnarounds, traditional buyouts and investments in growth companies. TPG Capital Advisors provides investment advisory services to TPG VI through its subsidiaries. TPG Capital Advisors also provides investment advisory services to a number of other pooled investment vehicles that are not registered under the Investment Company Act and whose securities are not registered under the 1933 Act.

II.	RELIEF FOR PROPOSED CO-INVESTMENTS

A.	Co-Investment in Portfolio Companies by the Company and Affiliated Funds

1.	Mechanics of the Co-Investment Transactions

Upon issuance of the requested Order, the Company and the Affiliated Funds will continue to be managed in the same manner as they will have been managed prior to the issuance of the Order; however, the Company, on the one hand, and the Affiliated Funds, on the other hand, may co-invest in Co-Investment Transactions under the Co-Investment Program as described herein.

[8]	The Applicants note that TPG Capital, L.P. was listed as an applicant to the original Application filed with the Commission on November 23, 2011. Since the filing of the original Application, the Affiliated Advisers have undertaken an internal reorganization. As a result of the reorganization, (i) TPG Capital, L.P. no longer provides investment advisory services to TPG VI and (ii) TPG Capital Advisors provides investment advisory services to TPG VI through its subsidiaries. Accordingly, TPG Capital, L.P. is no longer listed as an applicant in this First Amended and Restated Application and TPG Capital Advisors has been added as an applicant.

2.	Allocation determinations for the Applicants

The Company and the Affiliated Funds are part of a broader investment platform known as “TPG.” In general, allocation determinations for the Applicants begin with a preliminary assessment by the Legal Department of TPG (the “Legal Department”) as to whether a particular investment opportunity is required to be allocated to a particular fund or prohibited from being allocated to a particular fund. Such requirements are referred to as a “duty to offer,” or a “Priority.” Every placement memorandum for a TPG-managed fund plainly discloses that fund’s Priority, if there is one, and discloses that certain investments may fall within the Priorities of other Affiliated Funds. The Company’s Priority is middle-market loan originations, i.e., loans that would be underwritten and initially funded by the Company, rather than purchased from another party (“Origination Opportunities”).

The Legal Department makes its preliminary assessment as to whether a particular investment opportunity is a Priority for any TPG managed fund prior to, or promptly following, the initial discussion of the potential investment at a meeting of that fund’s investment review committee when it appears that pursuit of the investment is reasonably probable.

The Legal Department delivers its preliminary assessment to the firm’s Allocation Team (or a member thereof). The Allocation Team is comprised of five of TPG’s senior professionals (including TPG’s General Counsel, who is also an executive officer of the Adviser and the Company) with a scope of responsibilities across all business units of the firm and is charged with ensuring that investment opportunities are allocated to the appropriate TPG fund. The Legal Department’s determination that an investment opportunity is within a particular fund’s Priority is the presumptive final allocation decision. For the Company’s Priority, this is an objective and mechanical process with no discretion involved.

In circumstances when either (i) an investment opportunity does not fall within a Priority of a particular fund and it therefore may be allocated to more than one fund, or (ii) the existence of an allocation requirement may be unclear (any such case, an “Overlap Situation”), the opportunity is referred to the Allocation Team. In an Overlap Situation, the Allocation Team holds a meeting in which it assesses the facts and circumstances and considers all relevant factors affecting the allocation decision.

Documentation, Recordkeeping, Oversight. Final allocation decisions for a particular investment opportunity are made before the memorandum calling capital for such investment opportunity is delivered to the investors in the relevant fund. Any decision made for an Overlap Situation is evidenced by a note in the files prepared by the Legal Department. All allocation decisions for non-Overlap Situations are documented as deemed appropriate by the Legal Department. Final allocations of investment opportunities are also documented on the firm’s and/or the relevant business unit’s allocation log. Among other things, the Legal Department documents on the allocation log any exceptions to the allocation process and the reasons for the exceptions.

On a periodic basis, the Legal Department reviews allocation documentation for compliance with relevant offering and organizational documents of funds. As part of such review, the Legal Department specifically considers whether an investment opportunity was appropriate for the investing fund, based on the fund’s investment objectives, strategies and structure. Any non-compliance identified during these periodic reviews is reported to TPG’s Chief Compliance Officer (who is also an executive officer of the Adviser and the Company) for determination of whether further reporting or action is appropriate.

The Company’s Priority is in Origination Opportunities. Thus, the Company is entitled to accept any opportunity in middle-market loan origination presented to the TPG platform to the full extent of its interest and capacity. Since the definition of Origination Opportunities for this purpose is clear and not subject to interpretation or discretion, an Origination Opportunity will always be presented first to the Company and could not possibly be deemed to be an Overlap Situation.

3.	Co-Investments in Origination Opportunities

Origination Opportunities are most often sourced by the Adviser’s own investment team; however, the Adviser may also be notified of Origination Opportunities through referrals from other professionals elsewhere in TPG or through opportunities being directed to the Company by the Legal Department. In the unlikely event that a loan origination opportunity is not sourced directly by the Adviser, the TPG allocation process is triggered such that the Priority of the Company would be invoked and the Company would be presented with the Origination Opportunity.

The Co-Investment Program will only apply to Origination Opportunities. Although Origination Opportunities are the Company’s Priority, the Affiliated Funds have investment strategies that could result in particular Origination Opportunities being attractive and appropriate for one or more of them as well as for the Company. Once an Origination Opportunity has been allocated to the Company, the Adviser will make an independent determination of the appropriateness of the investment for the Company. If the Adviser deems the Company’s participation in such investment to be appropriate, it will then determine an appropriate size of the Company’s investment. Various factors are considered and weighed by the Adviser, including the nature of the investment, and the Company’s existing portfolio. Under the Co-Investment Program, if the amount of the investment opportunity were to exceed the amount the Adviser determined was appropriate for the Company to invest, then the excess amount would be offered to one or more Affiliated Funds as a Potential Co-Investment Transaction.

In selecting investments for the Company, the Adviser will consider only the investment objectives, investment policies, investment position, capital available for investment, and other pertinent factors applicable to the Company. Likewise, when determining if an Affiliated Fund should participate in the Potential Co-Investment Transaction offered to it, the applicable Affiliated Adviser will review Potential Co-Investment Transactions for each entity that it advises based only upon the investment objectives, investment policies, investment position, capital available for investment, and other pertinent factors applicable to that particular investing entity. In such cases, the Co-Investment Transaction would be allocated to the Company, on the one hand, and the excess amount would be allocated to the participating Affiliated Funds, on the other hand, if, prior to the actual investment, each of the conditions set forth in this Application is satisfied, including prior approval by the “required majority” (as defined in Section 57(o)) (the “Required Majority”)9 of the directors of the Company’s Board eligible to vote on the Co-Investment Transaction within the meaning of Section 57(o) (the “Eligible Directors”), and the requirement that the terms, conditions, price, class of securities, settlement date, and registration rights applicable to any Affiliated Fund be the same as those applicable to the Company.

All other subsequent activity (i.e., to sell, exchange or otherwise dispose of an investment or to complete a Follow-On Investment10) in respect of an investment acquired in a Co-Investment Transaction will be made in accordance with the terms and conditions set forth in this Application. With respect to dispositions and Follow-On Investments in which the Company and an Affiliated Fund would participate in proportion to their outstanding investments in the issuer, the Company may participate without obtaining transaction-specific approval from the Board if the Board has previously approved the Company’s participation in pro rata dispositions and follow-ons as being in the best interests of the Company. The Board may at any time rescind, suspend or qualify its approval of pro rata dispositions and Follow-On Investments with the result that all dispositions and/or Follow-On Investments must be submitted to the Board as applicable.

2.	Reasons for Co-Investing

The Adviser and the Board, including the Required Majority, expect that the Company’s and the Affiliated Funds’ ability to complete Co-Investment Transactions in portfolio companies will increase favorable investment opportunities for the Company. A BDC that makes investments of the type contemplated by the Company typically limits its transaction sizes, which may be determined by legal or internally imposed prudential limits on exposure in a single investment. Furthermore, because the Company intends to continue to qualify as a regulated investment company under Subchapter M of the Code, the Company’s portfolio is subject to certain diversification requirements which may similarly limit the amount of capital that the Company may invest in any single investment.11 In view of the foregoing, in cases where the Adviser identifies larger capital commitments that would otherwise be attractive investment opportunities, the Adviser must seek the participation of other entities with similar investment mandates. The availability of the Affiliated Funds as co-investors of the Company may alleviate some of that necessity in certain circumstances.

[9]	The term “Required Majority,” when used with respect to the approval of a proposed transaction, plan, or arrangement, means both a majority of a BDC’s directors or general partners who have no financial interest in such transaction, plan, or arrangement and a majority of such directors or general partners who are not “interested persons” (as defined under Section 2(a)(19)) of such company.
[10]	“Follow-On Investment” means any additional investment in an existing portfolio company, consisting of a debt or equity investment or warrants, or the exercise of conversion privileges or other similar rights to acquire additional securities of the issuer.
[11]	See I.R.C. § 851(b)(3).

The Company could lose some investment opportunities if it could not provide “one-stop” financing to a potential portfolio company. Portfolio companies may reject an offer of funding arranged by the Adviser due to the Company’s inability to commit the full amount of financing required by the portfolio company in a timely manner (e.g., without the delay that typically would be associated with organizing other sources of capital or obtaining single-transaction exemptive relief from the Commission). By reducing the number of occasions on which the Company’s individual or aggregate investment limits require the Adviser to arrange a syndication with unaffiliated entities, the Company will likely be required to forego fewer suitable investment opportunities. With the assets of the Affiliated Funds available for co-investment, there should be an increase in the number of opportunities of which the Company can take advantage.

Current credit market conditions have led to a decline in the availability of capital, thereby creating more opportunities for the Company to make investments consistent with its investment objective and allowing the Company to focus on transactions where its competitive advantages are strongest. Increasing the opportunities available to the Company with a co-investment structure would generate greater deal flow, broaden the market relationships of the Company and allow it to be more selective in choosing its investments so that it can pursue the most attractive risk-adjusted investments and optimize its portfolio. Enhanced selectivity and more favorable deal terms, pricing and structure would also likely lead to closer relationships between portfolio companies and the Company.

A co-investment structure would give the Company more opportunities to provide capital to middle market companies, which the Company believes currently have limited access to capital from traditional lending sources. Depending on prevailing market conditions, it would also result in increased income to the Company, a wider universe of investment opportunities and a greater ability to structure deal terms that are favorable to the Company. All of these benefits would, in turn, enhance value for the Company’s shareholders without exposing them to the types of abuses sought to be remedied by Section 57(a).

Further, because the Co-Investment Program applies only to investments in Origination Opportunities and the Company would be able to invest as much as the Adviser determined was appropriate for the Company, Co-Investment Transactions would necessarily be fair to the Company because they would only occur if the Adviser determined that the investment opportunity exceeded the Company’s desired investment in the opportunity. For example, the Adviser may source a large investment opportunity that, for portfolio concentration reasons, it recommended the Company not take advantage of by itself but would be appropriate for the Company to share the excess with another party. In these cases, the ability to offer co-investments to Affiliated Funds is far more time and resource-efficient than arranging for third party capital. Because only the excess would be offered to the Affiliated Funds, there would be less risk of overreaching by the Affiliated Funds.

The Adviser and the Board believe that it will be advantageous for the Company to co-invest with the Affiliated Funds and that such investments would be consistent with the investment objective, investment policies, investment positions, investment strategies, investment restrictions, regulatory requirements, and other pertinent factors applicable to the Company.

B.	Applicable Law

1.	Sections 57(a)(4) and 57(i) of the 1940 Act, and Rule 17d-1 thereunder

Section 57(a)(4) makes it unlawful for any person who is related to a BDC in a manner described in Section 57(b), acting as principal, knowingly to effect any transaction in which the BDC is a joint or a joint and several participant with that person, in contravention of rules and regulations as the Commission may prescribe for the purpose of limiting or preventing participation by the BDC on a basis less advantageous than that of the other participant. Although the Commission has not yet promulgated any rules directly under Section 57(a)(4), Section 57(i) provides that the rules promulgated under Section 17(d) applicable to registered closed-end investment companies (e.g., Rule 17d-1) are, in the interim, deemed to apply to transactions subject to Section 57(a). Rule 17d-1, as made applicable to BDCs by Section 57(i), prohibits any person who is related to a BDC in a manner described in Section 57(b), as modified by Rule 57b-1, acting as principal, from participating in, or effecting any transaction in connection with, any joint enterprise or other joint arrangement or profit-sharing plan in which the BDC is a participant, unless an application regarding the joint enterprise, arrangement, or profit-sharing plan has been filed with the Commission and has been granted by an order entered prior to the submission of the plan, or any modification thereof, to security holders for approval, or prior to its adoption or modification if not so submitted.

In passing upon applications under Rule 17d-1, the Commission will consider whether the participation by the BDC in such joint transaction is consistent with the provisions, policies, and purposes of the 1940 Act and the extent to which such participation is on a basis different from or less advantageous than that of other participants.

2.	Section 57(b) of the 1940 Act

Section 57(b), as modified by Rule 57b-1, specifies the persons to whom the prohibitions of Section 57(a)(4) apply. These persons include the following: (1) any director, officer, employee, or member of an advisory board of a BDC or any person (other than the BDC itself) who is, within the meaning of Section 2(a)(3)(C), an affiliated person of any such person; or (2) any investment adviser or promoter of, general partner in, principal underwriter for, or person directly or indirectly either controlling, controlled by, or under common control with a BDC (except the BDC itself and any person who, if it were not directly or indirectly controlled by the BDC, would not be directly or indirectly under the control of a person who controls the BDC), or any person who is, within the meaning of Section 2(a)(3)(C) an affiliated person of such person.

Section 2(a)(9) defines “control” as the power to exercise a controlling influence over the management or policies of a company, unless such power is solely the result of an official position with such company. The statute also sets forth the interpretation that any person who owns beneficially, either directly or through one or more controlled companies, more than 25 percent of the voting securities of a company shall be presumed to control such company; any person who does not so own more than 25 percent of the voting securities of a company shall be presumed not to control such company; and a natural person shall be presumed not to be a controlled person.

Section 2(a)(3)(C) defines an “affiliated person” of another person as: any person directly or indirectly controlling, controlled by, or under common control with, such other person.

C.	Need For Relief

Co-Investment Transactions would be prohibited by Section 57(a)(4) and Rule 17d-1 without a prior exemptive order of the Commission to the extent that the Affiliated Funds fall within the category of persons described by Section 57(b) vis-à-vis the Company.

The Affiliated Funds may be deemed to be affiliated persons of the Company within the meaning of Section 2(a)(3)(C) by reason of common control because (i) the Adviser manages and may be deemed to control the Company, (ii) the Affiliated Advisers manage and may be deemed to control the Affiliated Funds, and (iii) the Adviser and the Affiliated Advisers are under common control. Thus, each of the Affiliated Funds could be deemed to be a person related to the Company in a manner described by Section 57(b) and therefore prohibited by Section 57(a)(4) and Rule 17d-1 from participating in Co-Investment Transactions under the Co-Investment Program.

D.	Requested Relief

Accordingly, Applicants respectfully request an Order of the Commission, pursuant to Section 57(i) and Rule 17d-1, permitting the Company to participate with the Affiliated Funds in the Co-Investment Program.

E.	Precedents

The Commission has granted co-investment relief on numerous occasions in recent years.12 Although the various precedents involve somewhat different allocation formulae, approval procedures, and presumptions for co-investment transactions to protect the interests of the BDC investors than the ones described in this Application, Applicants submit that the formulae and procedures set forth as conditions for the relief requested herein are consistent with

[12]	Gladstone Capital Corporation, et. al. (File No. 812-13878 ) Release No. 30154 (Jul. 26, 2012) (order), Release No. IC-30125 (Jun. 29, 2012) (notice); Medley Capital Corporation, et. al. (File No. 812-13787) Release No. IC-30009 (Mar. 26, 2012) (order), Release No. IC-29968 (Feb. 27, 2012) (notice); NGP Capital Resources Company, et. al. (File No. 812-13695) Release No. IC-29860 (Nov. 10, 2011) (order), Release No. IC-29831 (Oct. 7, 2011) (notice); Ridgewood Capital Corporation, et. al. (File No. 812-13569, Release No. IC-28982 (Oct. 21, 2009) (order), Release No. IC-28931 (Sept. 25, 2009) (notice).

the range of investor protection found in the cited orders. In particular, the co-investment protocol to be followed by the Applicants here is substantially similar to the protocol followed by Gladstone Capital Corporation and its affiliates, for which an order was granted on July 26, 2012.13 However, Applicants submit that the Co-Investment Program described in this Application is more favorable to the Company’s shareholders than the precedent Co-Investment Programs are to the shareholders of their respective BDC applicants. In those precedents, when the amount desired to be invested by the BDC and its affiliates exceeds the amount of the Potential Co-Investment Transaction, the BDC will co-invest pro-rata with its affiliates and will not receive priority to invest the full amount it desires. Under the Co-Investment Program in this Application, the Company is able to invest as much as it desires in the Potential Co-Investment Transaction and it is only when the amount of the opportunity exceeds the Company’s desired investment amount that the Affiliated Funds are offered the opportunity to invest in the excess amount.

F.	Applicants’ Legal Arguments

Rule 17d-1 was promulgated by the Commission pursuant to Section 17(d) and made applicable to BDCs by Section 57(i). Paragraph (a) of Rule 17d-1 permits an otherwise prohibited person, acting as principal, to participate in, or effect a transaction in connection with, a joint enterprise or other joint arrangement or profit-sharing plan in which a BDC is a participant if an application regarding the joint enterprise, arrangement, or profit-sharing plan has been filed with the Commission and has been granted by an order issued prior to the submission of such plan or any modification thereof to security holders for approval, or prior to its adoption or modification if not so submitted. Paragraph (b) of Rule 17d-1 states that in passing upon applications under that rule, the Commission will consider whether the participation by the investment company in such joint enterprise, joint arrangement, or profit-sharing plan on the basis proposed is consistent with the provisions, policies, and purposes of the 1940 Act and the extent to which such participation is on a basis different from or less advantageous than that of other participants.

As required by Rule 17d-1(b), the terms and conditions proposed in the Application ensure that the terms on which Co-Investment Transactions may be made are consistent with the participation of the Company being on a basis that it is neither different from nor less advantageous than other participants, thus protecting the shareholders of the Company from being disadvantaged. For each Co-Investment Transaction, the Company and one or more of the Affiliated Funds will be offered the opportunity to participate in the Co-Investment Transactions on identical terms and based on their independent determinations of a suitable investment size as further provided below. Further, the terms and conditions will ensure that all Co-Investment Transactions are reasonable and fair to the Company and do not involve overreaching by any person concerned, including the Adviser. The decision for the Company to participate in any Co-Investment Transaction will be based on the recommendation of the Adviser and the approval of a Required Majority.

[13]	See note 12, supra.

G.	Conditions

Applicants agree that any Order granting the requested relief will be subject to the following conditions:

1. Each time the Adviser considers a Potential Co-Investment for the Company, it will make an independent determination of the appropriateness of the investment for the Company in light of the Company’s then-current circumstances.

2. (a) If the Adviser deems the Company’s participation in any Potential Co-Investment Transaction to be appropriate for the Company, it will then determine an appropriate level of investment for the Company.

(b) The Company will participate in the Potential Co-Investment Transaction to the full extent the Adviser deems is appropriate and the participating Affiliated Funds will be allocated the remaining excess amount. If the amount proposed to be invested by any Affiliated Funds, collectively, in a Potential Co-Investment Transaction exceeds the amount of the excess investment opportunity, the remaining amount of the opportunity will be allocated pro rata among the Affiliated Funds based on each Affiliated Fund’s original investment request.

(c) After making the determinations required in conditions 1 and 2(a) above, the Adviser will distribute written information concerning the Potential Co-Investment Transaction, including the amounts proposed to be invested by the Affiliated Funds, to the Eligible Directors for their consideration. The Company will co-invest with one or more Affiliated Funds only if, prior to the Company’s and any Affiliated Fund’s participation in the Co-Investment Transaction, a Required Majority concludes that:

(i) the terms of the transaction, including the consideration to be paid, are reasonable and fair and do not involve overreaching in respect of the Company or its shareholders on the part of any person concerned;

(ii) the transaction is consistent with

(A) the interests of the shareholders of the Company; and

(B) the Company’s Priority

(iii) the investment by the Affiliated Fund(s) would not disadvantage the Company, and participation by the Company is not on a basis different from or less advantageous than that of an Affiliated Fund; provided that, if an Affiliated Fund, but not the Company, gains the right to nominate a director for election to a portfolio company’s board of directors or the right to have a board observer or any similar right to participate in the governance or management of the portfolio company, such event will not be interpreted to prohibit the Required Majority from reaching the conclusions required by this condition (2)(c)(iii), if

(A) the Eligible Directors will have the right to ratify the selection of such director or board observer, if any;

(B) the Affiliated Adviser agrees to, and does, provide, periodic reports to the Company’s Board with respect to the actions of the director or the information received by the board observer or obtained through the exercise of any similar right to participate in the governance or management of the portfolio company; and

(C) any fees or other compensation that the Affiliated Fund or any affiliated person of an Affiliated Fund receives in connection with the right of the Affiliated Fund to nominate a director or appoint a board observer or otherwise to participate in the governance or management of the portfolio company will be shared proportionately among the Affiliated Fund (which may, in turn, share its portion with its affiliated persons) and the Company in accordance with the amount of each party’s investment; and

(iv) the proposed investment by the Company will not benefit the Adviser, any Affiliated Adviser, Affiliated Fund or any affiliated person thereof (other than the participating Affiliated Funds), except (A) to the extent permitted by condition 13, (B) to the extent permitted by Section 17(e) or 57(k), as applicable, (C) in the case of fees or other compensation described in condition 2(c)(iii)(C), or (D) indirectly, as a result of an interest in the securities issued by one of the parties to the Co-Investment Transaction.

3. The Company has the right to decline to participate in any Potential Co-Investment Transaction or to invest less than the amount proposed.

4. The Adviser will present to the Board, on a quarterly basis, a record of all investments made by the Affiliated Funds during the preceding quarter that were Origination Opportunities that were not made available to the Company, and an explanation of why the investment opportunities were not offered to the Company. All information presented to the Board pursuant to this condition will be kept for the life of the Company and at least two years thereafter, and will be subject to examination by the Commission and its staff.

5. Except for Follow-On Investments made in accordance with condition 8, the Company will not invest in reliance on the Order in any issuer in which any Affiliated Fund or any affiliated person of an Affiliated Fund is an existing investor.

6. The Company will not participate in any Potential Co-Investment Transaction unless the terms, conditions, price, class of securities to be purchased, settlement date, and registration rights will be the same for the Company as for the participating Affiliated Funds. The grant to an Affiliated Fund, but not the Company, of the right to nominate a director for election to a portfolio company’s board of directors, the right to have an observer on the board of directors or similar rights to participate in the governance or management of the portfolio company will not be interpreted so as to violate this condition 6, if conditions 2(c)(iii)(A), (B) and (C) are met.

7. (a) If any of the Affiliated Funds elects to sell, exchange or otherwise dispose of an interest in a security that was acquired by the Company and such Affiliated Fund in a Co-Investment Transaction, the Adviser will:

(i) notify the Company of the proposed disposition at the earliest practical time; and

(ii) formulate a recommendation as to participation by the Company in the disposition.

(b) The Company will have the right to participate in such disposition on a proportionate basis, at the same price and on the same terms and conditions as those applicable to the participating Affiliated Fund(s).

(c) The Company may participate in such disposition without obtaining prior approval of the Required Majority if: (i) the proposed participation of the Company and each participating Affiliated Fund in such disposition is proportionate to its outstanding investment in the issuer immediately preceding the disposition; (ii) the Board has approved as being in the best interests of the Company the ability to participate in such dispositions on a pro rata basis (as described in greater detail in this Application); and (iii) the Board is provided on a quarterly basis with a list of all dispositions made in accordance with this condition. In all other cases, the Adviser will provide its written recommendation as to the Company’s participation to the Eligible Directors, and the Company will participate in such disposition solely to the extent that a Required Majority determines that it is in the Company’s best interests.

(d) The Company and each participating Affiliated Fund will bear its own expenses in connection with any such disposition.

8. (a) If any Affiliated Fund desires to make a Follow-On Investment in a portfolio company whose securities were acquired by the Company and such Affiliated Fund in a Co-Investment Transaction, the Adviser will:

(i) notify the Company of the proposed transaction at the earliest practical time; and

(ii) formulate a recommendation as to the proposed participation, including the amount of the proposed Follow-On Investment, by the Company.

(b) The Company may participate in such Follow-On Investment without obtaining prior approval of the Required Majority if: (i) the proposed participation of the Company and each Affiliated Fund in such investment is proportionate to its outstanding investments in the issuer immediately preceding the Follow-On Investment; and (ii) the

Board has approved as being in the best interests of the Company the ability to participate in Follow-On Investments on a pro rata basis (as described in greater detail in this Application). In all other cases, the Adviser will provide its written recommendation as to the Company’s participation to the Eligible Directors, and the Company will participate in such Follow-On Investment solely to the extent that a Required Majority determines that it is in the Company’s best interests.

(c) If, with respect to any Follow-On Investment:

(i) the amount of the opportunity is not based on the Company’s and the Affiliated Fund(s)’ outstanding investments immediately preceding the Follow-On Investment; and

(ii) the aggregate amount recommended by the Adviser to be invested by the Company in the Follow-On Investment, together with the amount proposed to be invested by the participating Affiliated Funds in the same transaction, exceeds the amount of the opportunity; then the Company will receive its full requested amount and the remaining amount of the opportunity will be allocated pro rata among the participating Affiliated Funds based on each Affiliated Fund’s investment appetite.

(d) The acquisition of Follow-On Investments as permitted by this condition will be considered a Co-Investment Transaction for all purposes and subject to the other conditions set forth in the Application.

9. The Independent Directors will be provided quarterly for review all information concerning Co-Investment Transactions that the Company participated in and investments made by an Affiliated Fund that the Company considered but declined to co-invest in, so that the Independent Directors may determine whether all investments made during the preceding quarter, including those investments that the Company considered but declined to participate in, comply with the conditions of the Order. In addition, the Independent Directors will consider at least annually the continued appropriateness for the Company of participating in new and existing Co-Investment Transactions.

10. The Company will maintain the records required by Section 57(f)(3) as if each of the investments permitted under these conditions were approved by the Required Majority under Section 57(f).

11. No Independent Director will also be a director, general partner, managing member or principal, or otherwise an “affiliated person” (as defined in the 1940 Act) of any of the Affiliated Funds.

12. The expenses, if any, associated with acquiring, holding or disposing of any securities acquired in a Co-Investment Transaction (including, without limitation, the expenses of the distribution of any such securities registered for sale under the 1933 Act) will, to the extent not payable by the Affiliated Advisers under their respective investment advisory agreements with the Affiliated Funds, be shared by the Company and the Affiliated Funds in proportion to the relative amounts of their securities to be acquired or disposed of, as the case may be.

13. Any transaction fee (including break-up fees, commitment fees and other customary transaction fees, but excluding broker’s fees contemplated by Section 17(e) or 57(k), as applicable) received in connection with a Co-Investment Transaction will be distributed to the Company and the Affiliated Funds (or their respective designees) on a pro rata basis based on the amount they invested or committed, as the case may be, in such Co-Investment Transaction. If any transaction fee is to be held by the Adviser or an Affiliated Adviser pending consummation of the transaction, the fee will be deposited into an account maintained by such investment adviser at a bank or banks having the qualifications prescribed in Section 26(a)(I), and the account will earn a competitive rate of interest that will also be divided pro rata among the Company and the Affiliated Funds based on the amount they invest in such Co-Investment Transaction. None of the Affiliated Funds, the Adviser, the Affiliated Advisers nor any affiliated person of the Company will receive additional compensation or remuneration of any kind as a result of or in connection with a Co-Investment Transaction (other than (a) in the case of the Company and the Affiliated Funds, the pro rata transaction fees described above and fees or other compensation described in condition 2(c)(iii)(C), and (b) in the case of the Affiliated Advisers, investment advisory fees paid in accordance with the Affiliated Funds’ investment advisory agreements).

III.	PROCEDURAL MATTERS

A.	Communications

Please address all communications concerning this Application and the Notice and Order to:

Ronald Cami

TPG Capital Advisors, LLC

301 Commerce Street, Suite 3300

Fort Worth, Texas 76102

(817) 871-4000

Please address any questions, and a copy of any communications, concerning this Application, the Notice and Order to:

Steven B. Boehm, Esq.

Sutherland Asbill & Brennan LLP

700 6th St, N.W.

Washington, D.C. 20001

(202) 383-0100

and

Michael A. Gerstenzang, Esq.

Cleary Gottlieb Steen & Hamilton LLP

One Liberty Plaza

New York, New York 10006

(212) 225-2000

B.	Authorizations

The filing of this Application for the Order sought hereby and the taking of all acts reasonably necessary to obtain the relief requested herein was authorized by the Company’s Board at its meeting held on November 8, 2011. A copy of the resolution then adopted by the Company’s Board reflecting the foregoing authorizations is attached hereto as Exhibit B. The filing of this Application by the other Applicants was authorized by their respective managing members or general partners, as applicable, pursuant to authority granted to such persons by their respective operating agreements. Each of the foregoing authorizations remains in effect.

Applicants have caused this Application to be duly signed on their behalf on the 22nd day of April, 2013.

TPG SPECIALTY LENDING, INC.

By:	/s/ David Reintjes
Name:	David Reintjes
Title:	Chief Compliance Officer and Secretary

TSL ADVISERS, LLC

By:	/s/ Ronald Cami
Name:	Ronald Cami
Title:	Vice President

TPG OPPORTUNITIES PARTNERS II (A) L.P.

By:	TPG Opportunities GenPar II, L.P., its general partner

By:	/s/ Ronald Cami
Name:	Ronald Cami
Title:	Vice President

TPG OPPORTUNITIES PARTNERS II (B) L.P.

By:	TPG Opportunities GenPar II, L.P., its general partner

By:	/s/ Ronald Cami
Name:	Ronald Cami
Title:	Vice President

TPG PARTNERS VI, L.P.

By:	TPG GenPar VI, L.P., its general partner

By:	TPG GenPar VI Advisors, LLC, its general partner

By:	/s/ Ronald Cami
Name:	Ronald Cami
Title:	Vice President

TPG OPPORTUNITIES ADVISERS, LLC

By:	/s/ Ronald Cami
Name:	Ronald Cami
Title:	Vice President

TPG CAPITAL ADVISORS, LLC

By:	/s/ Ronald Cami
Name:	Ronald Cami
Title:	Vice President

EXHIBIT A

Verifications Required by Rule 0-2(d)

The undersigned states that he has duly executed the attached 1st Amended and Restated Application for an Order pursuant to Section 57(i) granting an exemption from Sections 57(a)(4) and 17(d) of the Investment Company Act of 1940 and Rule 17d-1 thereunder, dated April 22, 2013, for and on behalf of TPG Specialty Lending, Inc.; that he is the Chief Compliance Officer and Secretary of TPG Specialty Lending, Inc.; and that all action by stockholders, directors, and other bodies necessary to authorize the undersigned to execute and file such instrument has been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

/s/ David Reintjes
Name: David Reintjes
Title: Chief Compliance Officer and Secretary

The undersigned states that he has duly executed the attached Application for an Order pursuant to Section 57(i) granting an exemption from Sections 57(a)(4) and 17(d) of the Investment Company Act of 1940 and Rule 17d-1 thereunder, dated April 22, 2013, for and on behalf of TSL Advisers, LLC, TPG Opportunities Partners II (A) L.P., TPG Opportunities Partners II (B) L.P., TPG Partners VI, L.P., TPG Opportunities Advisers, LLC, and TPG Capital Advisors, LLC; that he has been authorized by TSL Advisers, LLC, TPG Opportunities Partners II (A) L.P., TPG Opportunities Partners II (B) L.P., TPG Partners VI, L.P., TPG Opportunities Advisers, LLC, and TPG Capital Advisors, LLC to execute the attached Application in the name of and/or on behalf of TSL Advisers, LLC, TPG Opportunities Partners II (A) L.P., TPG Opportunities Partners II (B) L.P., TPG Partners VI, L.P., TPG Opportunities Advisers, LLC, and TPG Capital Advisors, LLC; and that all action by stockholders, directors, and other bodies necessary to authorize the undersigned to execute and file such instrument has been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

/s/ RONALD CAMI
Authorized Person

EXHIBIT B

Resolutions of the Board of Directors of

TPG Specialty Lending, Inc.

NOW, THEREFORE, BE IT RESOLVED, that the officers (the “Officers”) of the Company be, and they hereby are, authorized, empowered and directed, in the name and on behalf of the Company, to cause to be prepared, executed, delivered and filed with the Commission an application and any amendments thereto for an order pursuant to Section 57(i) of the Investment Company Act and Rule 17d-l promulgated under the Investment Company Act of 1940 (an “Application”), to authorize the entering into of certain joint transactions and co-investments by the Company with certain entities which may be deemed to be “affiliates” of the Company pursuant to the provisions of the Investment Company Act of 1940, which such joint transactions and co-investments would otherwise be prohibited by Section 57(a)(4) of the Investment Company Act of 1940, and to do such other acts or things and execute such other documents as they deem necessary or desirable to cause such application to comply with the Investment Company Act of 1940 and the rules and regulations promulgated thereunder, in such form and accompanied by such exhibits and other documents, as the Officer or Officers preparing the same shall approve, such approval to be conclusively evidenced by the filing of the Application and such other documents; and

FURTHER RESOLVED, that upon issuance of an order of exemptive relief by the Commission in accordance with the terms and conditions of the above-described application, the Company is authorized to act in accordance with the provisions of such order; and

FURTHER RESOLVED, that the Officers be, and each of them acting alone hereby is, authorized and directed to file such additional or amended Applications as such officers, in their sole discretion, shall deem necessary or desirable in order for the Company to accomplish its investment objective; and

FURTHER RESOLVED, that the Officers be, and each of them hereby is, authorized, empowered and directed, in the name and on behalf of the Company, to perform all of the agreements and obligations of the Company in connection with the foregoing resolutions and to consummate the transactions contemplated thereby, to take or cause to be taken any and all further actions, to execute and deliver, or cause to be executed and delivered, all other documents, instruments, agreements, undertakings, and certificates of any kind and nature whatsoever, to incur and pay all fees and expenses and to engage such persons as the Officer or Officers may determine to be necessary, advisable or appropriate to effectuate or carry out the purposes and intent of the foregoing resolutions, and the execution by the Officer or Officers of any such documents, instruments, agreements, undertakings and certificates, the payment of any fees and expenses or the engagement of such persons or the taking by them of any action in connection with the foregoing matters shall conclusively establish the Officer’s or Officers’ authority thereof and the authorization, acceptance, adoption, ratification, approval and confirmation by the Company thereof.